September 16, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Newell Brands Inc.
Registration Statement on Form S-4

Ladies and Gentlemen:

Attached for filing with the Securities and Exchange Commission (the “Commission”) is a Registration Statement on Form S-4 relating to the offer by Newell Brands Inc., a Delaware corporation (the “Company”), to exchange (the “Exchange Offers”) up to (1) €271,851,000 aggregate principal amount of its registered 3 3⁄4% Senior Notes due October 1, 2021 (the “Exchange Euro Notes”) for an equivalent principal amount of its outstanding, unregistered 3 3⁄4% Senior Notes due October 1, 2021 (the “Original Euro Notes”) and (2) $295,122,000 aggregate principal amount of its registered 5% Senior Notes due November 15, 2023 (the “Exchange Dollar Notes” and, together with the Exchange Euro Notes, the “Exchange Notes”) for an equivalent principal amount of its outstanding, unregistered 5% Senior Notes due November 15, 2023 (the “Original Dollar Notes” and, together with the Original Euro Notes, the “Original Notes”). The Original Notes were issued in private offerings on April 20, 2016 in exchange for certain outstanding senior notes originally issued by Jarden Corporation.

The total filing fee of $60,418 was wired on September 14, 2016 to the Commission’s account at 100 F Street, NE, Washington, D.C. 20549.

We confirm that the Exchange Offers will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) under the Securities and Exchange Act of 1934. We also confirm that the expiration date of the Exchange Offers will be included in the final prospectus disseminated to holders of the Original Notes and filed pursuant to the applicable provisions of Rule 424 under the Securities Act of 1933 (the “Securities Act”).

In accordance with the Commission’s position set forth in Exxon Capital Holdings Corporation (available May 13, 1998), Morgan Stanley & Co., Inc. (available June 5, 1991) and Shearman & Sterling (available July 2, 1993), the Company makes the following representations to the Commission:

(1)	The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offers and, to the best of the Company’s information and belief, each person participating in the Exchange Offers is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offers.

(2)	The Company will make each participant in the Exchange Offers aware (through the Exchange Offers prospectus or otherwise) that if such person is participating in the Exchange Offers for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offers, such person (a) cannot rely on the position enunciated in SEC no-action letters referenced above or interpretive letters to similar effect and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offers for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

(3)	The Company will include in the transmittal letter, or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offers, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business, (b) by accepting the Exchange Offers, the exchange offeree represents that it is not engaged in, does not intend to engage in and does not have an arrangement or understanding with any person to participate in a distribution of the Exchange Notes and (c) the exchange offeree is not an affiliate of the Company.

The Company further represents that, with respect to any broker-dealer that participates in the Exchange Offers with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes. Additionally, the Company will make each person participating in the Exchange Offers aware that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offers.

Please contact the undersigned at 770-418-7737, or Joel T. May at 404-581-8967, if you have any questions concerning the filing.

Sincerely,

NEWELL BRANDS INC.

By:	/s/ Michael R. Peterson
Michael R. Peterson
Assistant Corporate Secretary

Attachment

cc: Joel T. May, Esq.